EXHIBIT 99.2

First Mining Gold Corp.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of First Mining Gold Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of net loss and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Vancouver, Canada

March 29, 2023

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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	December 31, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents	$13,558	$29,516
Investments (Note 5)	184	13,386
Prepaid expenses, accounts and other receivables (Note 6)	1,118	1,009
Total current assets	14,860	43,911

Non-current
Mineral properties (Note 7)	221,147	170,017
Investment in Treasury Metals Inc. (Note 8)	5,592	15,400
Investment in PC Gold Inc. (Note 9)	21,572	21,570
Investment in Big Ridge Gold Corp. (Note 10)	2,119	1,491
Mineral property investments	-	6,435
Property and equipment	1,373	1,086
Other assets	270	399
Total non-current assets	252,073	216,398
TOTAL ASSETS	$266,933	$260,309

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 12)	$2,847	$4,491
Current portion of lease liability	143	127
Flow-through share premium liability (Note 13)	1,042	-
Option – PC Gold (Note 7(d))	5,216	4,347
Total current liabilities	9,248	8,965

Non-current
Lease liability	172	315
Provision for environmental remediation (Note 7(b))	1500	-
Provision for Pickle Crow reclamation funding (Note 7(d))	1,172	990
Silver Stream derivative liability (Note 11)	27,171	26,114
Total non-current liabilities	30,515	27,419
TOTAL LIABILITIES	39,263	36,384

SHAREHOLDERS’ EQUITY
Share capital (Note 14)	340,963	318,499
Warrant and share-based payment reserve (Note 14)	49,589	47,282
Accumulated other comprehensive (loss) gain	(4,337)	410
Accumulated deficit	(158,545)	(142,266)
Total shareholders’ equity	227,670	223,925
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$266,933	$260,309

Subsequent Events (Note 22)

The consolidated annual financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

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	Year Ended December 31,
	2022	2021

OPERATING EXPENSES (Note 15)
General and administration	$4,962	$6,265
Exploration and evaluation	639	960
Investor relations and marketing communications	1,394	2,247
Corporate development and due diligence	421	509
Fair value adjustment of non-current assets (Note 8, 10)	10,361	24,304
Loss from operational activities	(17,777)	(34,285)

OTHER ITEMS
Gain on deconsolidation of subsidiary	-	8,830
Fair value loss on Silver Stream liability (Note 11)	(1,057)	(3,046)
Fair value loss on PC Gold Option	(869)	-
Investments fair value loss (Note 5)	(1,606)	(4,210)
Foreign exchange gain (loss)	38	(99)
Other expenses	(318)	(98)
Interest and other income	264	422
Gain on sale of mineral properties (Note 8(a))	5,728	-
Loss before income taxes	$(15,597)	$(32,486)

Deferred income tax recovery	309	-
Equity loss and dilution impacts of equity accounted investments (Notes 8, 9 & 10)	(991)	(5,864)
Net loss for the year	$(16,279)	$(38,350)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value (loss) gain (Note 5)	(1,227)	2,094
Mineral property investments fair value loss (Note 7(b))	(3,537)	(293)

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	17	1
Other comprehensive (loss) income	(4,747)	1,802

Net loss and comprehensive loss for the year	$(21,026)	$(36,548)
Loss per share (in dollars)
Basic and diluted	$(0.02)	$(0.05)
Weighted average number of shares outstanding Basic and diluted	738,197,818	698,677,526

The accompanying notes are an integral part of these consolidated annual financial statements.

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	Year Ended December 31,
	2022	2021

Cash flows from operating activities
Net loss for the year	$(16,279)	$(38,350)
Adjustments for:
Fair value adjustment of non-current assets	10,361	24,304
Gain on deconsolidation of subsidiary	-	(8,830)
Share-based payments (Note 14(d))	1,573	1,998
Gain on sale of royalty (Note 8(a))	(5,872)	-
Depreciation	411	320
Fair value loss on PC Gold Option	869	-
Fair value loss on Silver Stream derivative liability (Note 11)	1,057	3,046
Loss on asset disposal	33	-
Investments fair value (gain) loss (Note 5)	1,606	4,210
Change in remediation reclamation funding estimate	1,682	-
Other (income) expenses	38	(85)
Accrued interest receivable	(18)	-
Unrealized foreign exchange (gain) loss	(39)	49
Deferred income recovery expense	(309)	-
Equity and dilution loss on equity accounted investments	991	5,864
Operating cash flows before movements in working capital	(3,896)	(7,474)
Changes in non-cash working capital items:
Decrease (increase) in accounts and other receivables	124	(18)
Decrease (increase) in prepaid expenditures	(77)	(19)
Increase (decrease) in accounts payables and accrued liabilities	(1,233)	1,068
Total cash used in operating activities	$(5,082)	$(6,443)
Cash flows from investing activities
Mineral property expenditures (Note 7)	(25,113)	(15,771)
Proceeds from sale of investments (Note 5)	10,479	16,357
Property and equipment purchases	(600)	(707)
Proceeds from sale of royalty (Note 8(a))	9,581	-
Cash expended in acquisitions	(10,156)	-
Option payments and expenditures recovered	-	1,968
Total cash provided by (used in) investing activities	$(15,809)	$1,847
Cash flows from financing activities
Proceeds from private placements	5,325	-
Share issuance costs	(271)	-
Proceeds from Silver Stream (Note 11)	-	4,757
Exercise of warrants and stock options	-	668
Repayment of lease liability	(127)	(112)
Finance costs paid	(38)	(50)
Total cash provided by (used in) financing activities	$4,889	$5,263
Foreign exchange effect on cash	44	(52)
Change in cash and cash equivalents	(15,958)	615
Cash and cash equivalents, beginning	29,516	28,901
Cash and cash equivalents, ending	$13,558	$29,516

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated annual financial statements.

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	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 10(d))	2,287,500	841	-	(265)	-	-	576
Exercise of warrants (Note 10(c))	265,650	94	(2)	-	-	-	92
Shares issued in connection with mineral property tenure (Note 7)	1,107,035	385	-	-	-	-	385
Cameron Gold exploration agreement	25,000	12	9	-			21
Share reduction due to expiry	(701,579)	-	-	-			-
Share-based payments	-	-	-	2,892	-	-	2,892
Obligation to distribute investments	-	-	-	-	-	12,954	12,954
Loss for the year	-	-	-	-	-	(38,350)	(38,350)
Other comprehensive loss	-	-	-	-	1,802	-	1,802
Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925
Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925
Proceeds from private placement (Note 14(b))	17,749,868	5,325	-	-	-	-	5,325
Private placements share issuance cost	-	(271)	-	-	-	-	(271)
Flow-through share premium liability	-	(1,351)	-	-	-	-	(1,351)
Settlement of RSUs (Note 10(e))	516,664	120	-	(120)	-	-	-
Shares issued on acquisition of Duparquet Project (Note 4)	79,169,460	17,391	-	-	-	-	17,391
Shares issued in connection with mineral property tenure (Note 7)	4,708,127	1,250	-	-	-	-	1,250
Share reduction due to expiry	(118,029)	-	-	-	-	-	-
Share-based payments	-	-	-	2,427	-	-	2,427
Loss for the year	-	-	-	-	-	(16,279)	(16,279)
Other comprehensive loss	-	-	-	-	(4,747)	-	(4,747)
Balance as at December 31, 2022	802,226,149	$340,963	$25,063	$24,526	$(4,337)	$(158,545)	$227,670

The accompanying notes are an integral part of these consolidated annual financial statements

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1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project in northwestern Ontario. The Company acquired a 100% interest in the Duparquet Gold Project in September 2022 and is developing plans to advance the project along with its nearby Duquense and Pitt Projects in Québec. The Company holds a 15% equity position in Treasury Metals Inc., which is advancing the Goliath Gold Complex toward construction, and a 19% equity position in Big Ridge Gold Corp. which is advancing the Hope Brook Project as a joint venture partner. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project (being advanced by Auteco Minerals Ltd), and a 49% direct project interest in the Hope Brook Project.

The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the year ended December 31, 2022, there were no significant financial impacts on the Company.

2. BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated annual financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars. These consolidated annual financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”) Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”)	Québec, Canada

These consolidated financial statements were approved by the Board of Directors on March 28, 2023.

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3. ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a) Financial Instruments

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

(ii) Measurement

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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3. ACCOUNTING POLICIES (continued)

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

c) Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting a mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to mineral properties and mine development costs.

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3. ACCOUNTING POLICIES (continued)

d) Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Any impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

e) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

f) Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred.

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3. ACCOUNTING POLICIES (continued)

f) Environmental Reclamation Provision (continued)

The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environmental disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

g) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h) Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Consideration received from financings involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis.

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3. ACCOUNTING POLICIES (continued)

i) Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

j) Share-based Payments

Stock options

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

Performance share units

The fair value of performance share units (“PSUs”) is measured using a Monte Carlo simulation model, based upon several assumptions, including share price volatility, the Company’s share performance and the Company’s share performance in relation to its peers (See Note 14(g)). The cost is recorded is recorded over the vesting period within equity until settled.

Deferred share units and restricted share units

Deferred share units (“DSUs”) and restricted share units (“RSUs”) are measured based on the fair value at the grant date. The cost is recorded over the vesting period within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

All equity-settled share-based payments are reflected in the share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

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3. ACCOUNTING POLICIES (continued)

k) Leases

The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For new leases, a right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment.

l) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

m) Investments in associates

An associate is an entity over which the Company has significant influence, and which is neither a subsidiary nor a joint arrangement.

The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. A significant or prolonged decline in the fair value of an equity investment below its cost is also objective evidence of impairment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net income in the period in which the reversal occurs.

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3. ACCOUNTING POLICIES (continued)

n) Accounting Policy Judgements and Estimation Uncertainty

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires the Company’s management to make estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The following discusses accounting policy judgments and the sources of estimation uncertainty:

(i) Accounting Policy Judgements

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment assessments for Investments in Associates

With respect to its investments in associates, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability depends on various factors, including the identification of economic recoverability of reserves at each associate’s exploration properties, the ability of each associate to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying shares of the associate companies. The publicly quoted share price of an associate, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

(ii) Estimation Uncertainty

Fair Value of Silver Stream Derivative Liability

The determination of the fair value of the Silver Stream is an area of significant estimation uncertainty. The fair value is calculated by utilising a Monte Carlo simulation valuation model. A Monte Carlo valuation model relies on random sampling and is often used when modeling cash flows with many inputs and where there is significant uncertainty in the future value of inputs and where the movement of the inputs can be independent of each other. The key inputs used in the Silver Stream fair value calculation are further disclosed in Note 11. Changes in the inputs to the valuation model may result in material changes in the fair value of the silver stream derivative liability and the amount of fair value gains or losses recognized in the statement of net loss and comprehensive loss in future periods.

13

3. ACCOUNTING POLICIES (continued)

Fair Value of the Option – PC Gold

The Company has made assumptions when estimating the fair value of the PC Gold option liability which arises under the terms of the Earn-In Agreement described in Note 7(d). As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. The specific assumptions made are disclosed in Note 7(d). Changes in these assumptions can significantly affect the fair value estimate.

o) Accounting Standards Issued but Not Yet Applied

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4. ACQUISITION OF DUPARQUET

On September 15, 2022, the Company completed the acquisition of all the outstanding common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located Québec, Canada (the “Beattie Transaction”), that are not already owned by the Company or Clifton Star Resources Inc. (“Clifton Star”). The total consideration of the Beattie Transaction was $4.43641 cash per Beattie Gold common share and 35 common shares of First Mining (“First Mining Shares”) per Beattie Gold common share for total cash consideration of $6,227,176 and total share consideration of 51,532,516 First Mining Shares.

Concurrent with completing the Beattie Transaction, the Company completed the acquisitions of 2699681 Canada Ltd. (“269 Canada”) and 2588111 Manitoba Ltd. (“258 Manitoba”), (together the “Concurrent Transactions”) through Clifton Star. The total consideration of the Concurrent Transactions was $2,500,000 in cash and the issuance of 20,000,000 First Mining Shares.

As a result of acquiring Beattie, 269 Canada and 258 Manitoba, the Company, through its wholly owned subsidiary Duparquet Gold Mines Inc. (“Duparquet Gold Mines”), which was previously called Clifton Star, now owns 100% of the Duparquet Gold Project, in addition to the Pitt Gold Project in Quebec (which the Company acquired from Brionor Resources Inc. on April 28, 2016 and which it holds through Duparquet Gold Mines) and the Duquesne Gold Project in Quebec (which the Company has owned since it acquired all of the issued and outstanding shares of Clifton Star on April 8, 2016 and which it holds through Duparquet Gold Mines).

Management has concluded that the acquisition of Duparquet, consisting of Beattie, 269 Canada and 258 Manitoba, is an asset acquisition when applying the guidance within IFRS 3 Business Combinations. The purchase price has been allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date. Upon closing, the fair value of identifiable assets acquired from Beattie, 269 Canada and 258 Manitoba were as follows:

Mineral Properties	$24,166
Accounts Payable and Accruals	(71)
Net assets acquired	$24,095

14

4. ACQUISITION OF DUPARQUET (continued)

The consideration paid by the Company was comprised as follows:

Fair value of 71,532,516 common shares issued for Beattie, 269 Canada and 258 Manitoba	$15,368
Cash paid	8,727
Total consideration paid	$24,095

5. INVESTMENTS

The movements in investments during the years ended December 31, 2022 and 2021 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments

Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386
Additions	-	110	-	110
Disposals	(6,753)	(3,685)	-	(10,438)
Loss recorded in other comprehensive loss	-	(1,227)	-	(1,227)
Loss recorded in net loss	(1,647)	-	-	(1,647)
Balance as at December 31, 2022	$-	$184	$-	$184

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments

Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	216	-	13,907
Disposals	(13,971)	(710)	-	(14,681)
Gain recorded in other comprehensive income	-	2,094	-	2,094
Loss recorded in net loss	(587)	-	(3,698)	(4,285)
Distribution to shareholders	-	-	(2,074)	(2,074)
Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco and First Majestic common shares are classified as FVTPL. Other marketable securities are designated as FVTOCI.

During the three months ended December 31, 2022, the Company:

•	Sold common shares of marketable securities for net proceeds of $4,235,000 resulting in a net $2,815,000 realized loss on sale based on the difference between the original cost of the securities at the time of initial recognition and sale price.

15

5. INVESTMENTS (continued)

During the year ended December 31, 2022, the Company:

•	Sold common shares of marketable securities for net proceeds of $10,407,000 resulting in a net $2,549,000 realized loss on sale based on the difference between the original cost of the securities at the time of initial recognition and sale price;
•	Received common shares (initial recognition - $110,000), in connection with the Earn-in Agreement associated with the Turquoise Canyon Project in Nevada, USA.

6. PREPAID EXPENSES, ACCOUNTS AND OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
GST and HST receivables	$467	$564
Other receivables	32	40
Prepaid expenses	619	405
	$1,118	$1,009

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7. MINERAL PROPERTIES

As at December 31, 2022 and 2021, the Company had the following mineral properties:

	Springpole	Birch-Uchi (Note 7(a))	Cameron	Duparquet (Note 7(b))	Duquesne/ Pitt	Hope Brook (Note 7(c))	Pickle Crow (Note 7(d))	Others (1)	Total
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$-	$3,934	$170,017
Acquisition	1,566	674	-	30,489	-	-	-	-	32,729
Concessions, taxes and royalties	255	-	17	2	-	-	-	-	274
Salaries and share-based payments	3,406	652	94	276	5	-	-	-	4,433
Drilling, exploration, and technical consulting	7,400	788	83	142	-	-	-	-	8,413
Assaying, field supplies, and environmental	7,356	261	47	119	-	-	-	-	7,783
Travel and other expenses	1,781	176	11	11	-	-	-	-	1,979
Total Expenditures	$21,764	$2,551	$252	$31,039	$5	$-	$-	$-	$55,611
Environmental remediation	-	-	-	1,500	-	-	-	-	1,500
Option payments received	-	-	-	-	-	(2,175)	-	(110)	(2,285)
Currency translation adjustments	-	-	-	-	-	-	-	13	13
Disposal of properties	-	-	-	-	-	-	-	(3,709)	(3,709)
Balance December 31, 2022	$125,829	$3,871	$32,581	$35,637	$7,249	$15,852	$-	$128	$221,147

	Springpole	Birch-Uchi	Cameron	Duparquet (Note 7(b))	Duquesne/ Pitt	Hope Brook	Pickle Crow	Others (1)	Total
Balance December 31, 2020	$87,907	$-	$31,875	$2,670	$7,229	$20,612	$24,986	$4,150	$179,429
Acquisition	1,222	1,047	21	-	-	-	-	-	2,290
Concessions, taxes and royalties	684	-	32	-	3	20	-	-	739
Salaries and share-based payments	3,311	3	185	114	6	44	22	-	3,685
Drilling, exploration, and technical consulting	4,235	269	102	270	6	16	3,251	20	8,169
Assaying, field supplies, and environmental	5,194	1	80	38	-	3	-	(20)	5,296
Travel and other expenses	1,512	-	34	6	-	17	-	-	1,569
Total Expenditures	$16,158	$1,320	$454	$428	$15	$100	$3,273	$-	$21,748
Disposal, impairment, reclassification or option payments	-	-	-	-	-	(2,685)	(28,259)	(216)	(31,160)
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$-	$3,934	$170,017

17

7. MINERAL PROPERTIES (continued)

(1)

Other mineral properties as at December 31, 2022 and December 31, 2021 include: A 1.5% NSR Royalty on the Goldlund Property under the terms of the Share Purchase Agreement for Tamaka Gold Corporation, which was sold during the year (Note 8(a)); and Turquoise Canyon property in Nevada (under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below. During the year ended December 31, 2022, the Company issued an aggregate of 1,843,832 common shares pursuant to the terms of certain Birch-Uchi option and earn-in agreements.

a) Birch-Uchi Properties

i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. As at December 31, 2022, the Company has issued 388,267 common shares and made payments of $50,000 in cash under the terms of the earn-in agreement.

ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining common shares to Whitefish. As at December 31, 2022, the Company has issued 702,875 common shares and made payments of $100,000 in cash under the terms of the earn-in agreement.

iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties and will have an additional period of two years to acquire the remaining 30% interest in the Vixen Properties by paying $500,000 in cash and issuing $500,000 worth of First Mining shares to ALX. During the year ended December 31, 2022, the Company issued 444,887 common shares and made payments of $100,000 in cash under the terms of the earn-in agreement.

18

7. MINERAL PROPERTIES (continued)

iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties. During the year ended December 31, 2022, the Company issued 250,000 common shares and made payments of $50,000 in cash under the terms of the earn-in agreement.

v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term. During the year ended December 31, 2022, the Company issued 57,803 common shares and made payments of $12,000 in cash under the terms of the earn-in agreement.

b) Duparquet Project

During the year ended December 31, 2022, the Company issued 71,532,516 common shares in connection with the Duparquet property acquisition. The interests in Duparquet were previously recorded as mineral property investments. Due to the acquisition the interest was transfered into mineral properties. The Duparquet acquisition costs recorded in Mineral Properties are broken down as follows:

December 31, 2022
Mineral Properties – Central Duparquet	$67
Investment in Beattie Gold Mines – Initial Recognition on Feb 7, 2022	5,544
Equity Loss	(1)
Mineral Property Investments in 269 Canada and 258 Manitoba	4,281
Fair value loss – FVTOCI	(3,537)
Mineral Properties – Initial Recognition on September 15, 2022	24,135
Total acquisition costs recorded in Mineral Properties	$30,489

The Company recorded $1.5 million (December 31, 2021 - $Nil) as a provision for environmental remediation activities related to work to be incurred by the Company’s wholly-owned subsidiary subsequent to December 31, 2022.

19

7. MINERAL PROPERTIES (continued)

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. “Big Ridge” (the “Big Ridge Transaction”) whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge has the right to earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earning in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which have been credited against the Hope Brook project mineral property balance.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the earn-in agreement. The Company received 15.0 million common shares of Big Ridge and the Company’s interest in the project decreased to 49%. See Note 10 below for further details of the equity accounted investment in Big Ridge.

d) Pickle Crow Project

On March 12, 2020, the Company and Auteco Minerals Ltd. (“Auteco”) executed a definitive earn-in agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold Inc., a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the earn-in is comprised of two stages. On June 9, 2021, the Company announced completion of the stage 1 earn-in and accordingly Auteco obtained a 51% ownership of PC Gold Inc. First Mining received the scheduled 100,000,000 Auteco shares and the parties executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by Auteco, First Mining’s percentage ownership of its former subsidiary, PC Gold Inc., was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. Following completion of the Stage 2 earn-in in Q3 2021 the Company delivered the additional 19% interest in PC Gold Inc. to Auteco from the Option – PC Gold balance which represented the fair value loss on the reduced 30% PC Gold ownership. A corresponding reduction in the equity accounted investment in PC Gold Inc. was also recorded as a result of this dilution. The $5,216,000 (December 31, 2021 - $4,347,000) liability balance as at December 31, 2022 represents the additional net dilution which would result from Auteco completing its additional 10% equity interest. Following receipt of $3,000,000 under this option First Mining’s ownership would reduce to 20%.

The Auteco Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at December 31, 2022 following completion of the Stage 2 earn-in. Accordingly, the Company has recorded a provision of $1,172,000 as at December 31, 2022 (December 31, 2021 - $990,000).

20

8. INVESTMENT IN TREASURY METALS

a) Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals Inc. (“Treasury Metals”) under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at December 31, 2022.

During the year ended December 31, 2022, the Company sold its 1.5% NSR Royalty on Goldlund for US$7,000,000 (approx. $9.6 million) and recognized a gain on the sale of mineral properties for $5,872,000 less charges of $144,000.

b) Equity Accounting Method for Investment in Treasury Metals

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at December 31, 2022 the fair market value of the Company’s investment in common shares of Treasury Metals was $5,592,000, based on the Treasury Metals quoted market price.

As at December 31, 2022, the Company owns approximately 20.0 million Treasury Metals Shares.

	December 31, 2022	December 31, 2021
Balance as at December 31, 2021	$15,400	$63,812
Acquisition – Initial Recognition on August 7, 2020	-	-
Equity loss	(850)	(167)
Dilution event in Q2, 2021	-	(5,000)
Fair value adjustment of Investment in Treasury Metals Inc.	(8,958)	(24,304)
Distribution to shareholders	-	(18,941)
Balance as at December 31, 2022	$5,592	$15,400

The equity accounting for Treasury Metals is based on audited results for the year December 31, 2022. The Company’s equity share of Treasury’s net loss for the year ending December 31, 2022 was $850,000.

9. INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in into PC Gold by Auteco, First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in an associate.

21

9. INVESTMENT IN PC GOLD INC. (continued)

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at December 31, 2022, the Company owns a 30% interest in PC Gold Inc.

	December 31, 2022	December 31, 2021
Balance as at December 31, 2021	$21,570	$-
Acquisition – Initial Recognition on June 9, 2021	-	36,000
Equity income (loss)	2	(3)
Dilution of ownership - Stage 2 earn-in completion	-	(14,427)
Balance as at December 31, 2022	$21,572	$21,570

The subsequent equity accounting for PC Gold is based on audited results for the year-ended June 30,2022, and on the unaudited six-month period ended December 31, 2022. The Company’s estimated equity share of PC Gold’s net gain for the year ended December 31, 2022 was $2,000.

10. INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook earn-in agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge to 19.5% on December 31, 2022 from 10.8%. Following the completion of the initial Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000). In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

	December 31, 2022	December 31, 2021
Balance as at December 31, 2021	$1,491	$-
Acquisition – Initial Recognition on June 7, 2021	-	2,185
Equity loss	(144)	(106)
Dilution event in Q2 2021	-	(588)
Completion of Stage 1 Earn-In	2,175	-
Fair value adjustment of Investment in Big Ridge Gold Corp.	(1,403)	-
Balance as at December 31, 2022	$2,119	$1,491

The subsequent equity accounting for Big Ridge is based on audited results for the year end June 30, 2022 and on the unaudited six-month period ended December 31, 2022. The Company’s estimated equity share of Big Ridge’s net loss for the year ended December 31, 2022 was $144,000.

22

11. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date) (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $30.8 million as at December 31, 2022) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

23

11. SILVER STREAM DERIVATIVE LIABILITY (continued)

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at December 31, 2022 is US$20,061,000 ($27,171,000), which is comprised of the Silver Stream obligation fair value of US$23,646,000 ($32,026,000) less the Advance Payment receivable fair value of US$3,585,000 ($4,855,000). The fair value of the Silver Stream derivative liability as at December 31, 2021 was US$20,664,000 ($26,114,000), which is comprised of the Silver Stream obligation fair value of US$23,818,000 ($30,098,000) less the Advance Payment receivable fair value of US$3,154,000 ($3,984,000).

	December 31, 2022	December 31, 2021
Balance as at December 31, 2021	$(26,114)	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million)	-	(9,808)
Change in fair value during the year	(1,057)	(3,046)
Balance as at December 31, 2022	$(27,171)	$(26,114)

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Accounts payable	$750	$2,437
Accrued liabilities	2,097	2,054
	$2,847	$4,491

13. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26, 2022	September 2, 2022	Total
Balance, December 31, 2021	$-	$-	$-
Liability incurred for flow-through shares issued August 26, 2022	1,181	-	1,181
Settlement of flow-through share premium liability upon incurring eligible expenditures	(309)	-	(309)
Liability incurred for flow-through shares issued September 2, 2022	-	170	170
Balance, December 31, 2022	$872	$170	$1,042

As at December 31, 2022, the Company had $4,090,000 (December 31, 2021 – $Nil) of unspent flow-through expenditure commitments.

24

14. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at December 31, 2022: 802,226,149 (December 31, 2021 – 700,200,059).

Preferred shares as at December 31, 2022: nil (December 31, 2021 – nil).

Non-Brokered Private Placement Financing

On September 2, 2022, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,325,000 (the “September Offering”). Pursuant to the September Offering, the Company issued an aggregate of 17,749,868 flow-through units of the Company (the “FT Units”) at a price of $0.30 per FT Unit. In connection with the September Offering, the Company paid issuance costs of $271,000 in cash. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada) (the “ITA”). An amount of $3,703,000 ($3,974,000 net of issuance costs of $271,000) was recorded in share capital and the remaining $1,351,000, representing the implied premium, was recorded as a flow-through share premium liability. As at December 31, 2022, the Company had a balance of $1,042,000 as flow-through share premium liability (see Note 13).

c) Warrants

The movements in warrants during the years ended December 31, 2022 and December 31, 2021 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	93,085,657	$0.48
Warrants issued	2,100,228	0.38
Warrants exercised	(265,650)	0.33
Warrants expired	(3,027,615)	0.44
Balance as at December 31, 2021	91,892,620	$0.48
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	(41,545,383)	0.57
Balance as at December 31, 2022	50,347,237	$0.35

25

14. SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding as at December 31, 2022:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.31	18,247,009	$0.31	0.15
$0.37	32,050,228	0.37	2.50
$0.42	50,000	0.42	0.58
	50,347,237	$0.35	1.65

There were no warrants issued during the year ended December 31, 2022.

d) Stock Options

The Company has adopted an amended and restated share-based compensation plan (the “Plan”) that allows for the granting of stock options to directors, officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares (inclusive of other equity awards granted under the Plan). Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the years ended December 31, 2022 and December 31, 2021 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	45,820,000	$0.53
Options granted	12,190,000	0.23
Options exercised	(2,287,500)	0.25
Options forfeited	(7,820,000)	0.75
Options expired	(2,762,500)	0.39
Balance as at December 31, 2021	45,140,000	$0.44
Options granted	16,010,000	0.26
Options exercised	-	-
Options expired	(13,146,250)	0.63
Options forfeited	(1,631,250)	0.31
Balance as at December 31, 2022	46,372,500	$0.37

The weighted average closing share price at the date of exercise for the year ended December 31, 2022 was nil (December 31, 2021 – $0.44). There were no stock options exercised during the year ended December 31, 2022 (December 31, 2021 – 2,287,500).

26

14. SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at December 31, 2022:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.205 – 0.50	41,522,500	$0.34	2.72	33,380,000	$0.36	2.36
$ 0.51 – 1.00	4,850,000	$0.60	0.04	4,850,000	$0.60	0.04
	46,372,500	$0.37	2.44	38,230,000	$0.39	2.07

During the year ended December 31, 2022, there were 16,010,000 (December 31, 2021 – 12,190,000) stock options granted with an aggregate fair value at the date of grant of $2,173,644 (December 31, 2021 - $2,832,105), or a weighted average fair value of $0.14 per option (December 31, 2021 – $0.23). As at December 31, 2022, 8,142,500 (December 31, 2021 – 6,463,750) stock options remain unvested with an aggregate grant date fair value of $1,100,717 (December 31, 2021 - $1,436,689).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expensed during the years ended December 31, 2022 and 2021 were classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2022	2021
General and administration	$1,235	$1,235
Exploration and evaluation	44	312
Investor relations and marketing communications	149	265
Corporate development and due diligence	145	186
Subtotal	$1,573	$1,998
Statements of Financial Position:
Mineral Properties	854	894
Total	$2,427	$2,892

27

14. SHARE CAPITAL (continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Risk-free interest rate	1.87%	0.86%
Share price at grant date (in dollars)	$0.27	$0.44
Exercise price (in dollars)	$0.27	$0.41
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	63.97%	67.89%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the year ended December 31, 2022, the Company granted 1,090,000 restricted share units (“RSUs”) under the Plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting. The Company intends to settle all RSUs in equity.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSUs for the year ended December 31, 2022:

	Number	Weighted average fair value
Balance as at December 31, 2021	1,550,000	$0.40
Granted – February 3, 2022	1,090,000	0.25
RSUs settled	(516,664)	0.40
RSUs forfeited	(233,334)	0.40
Balance as at December 31, 2022	1,890,002	$0.31

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14. SHARE CAPITAL (continued)

f) Deferred Share Units

During the year ended December 31, 2022, the Company granted 356,000 deferred share units (“DSUs”) under the Plan to certain directors as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2021	303,000	$0.36
Granted – February 11, 2022	356,000	0.26
Balance as at December 31, 2022	659,000	$0.30

g) Performance Share Units

During the year ended December 31, 2022, the Company granted 1,913,000 performance share units (“PSUs”) under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

The following table summarizes the changes in PSUs for the year ended December 31, 2022:

	Number	Weighted average fair value
Balance as at December 31, 2021	-	$-
Granted – December 16, 2022	1,913,000	0.15
Balance as at December 31, 2022	1,913,000	$0.15

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15. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the year ended December 31, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$328	$125	$17	$13	$483
Consultants	432	12	-	1	445
Depreciation (non-cash)	235	176	-	-	411
Directors fees	296	-	-	-	296
Investor relations and marketing communications	25	3	721	8	757
Professional fees	974	48	-	-	1,022
Salaries	1,233	209	377	230	2,049
Share-based payments (non-cash) (Note 14(d))	1,235	44	149	145	1,573
Transfer agent and filing fees	123	-	16	-	139
Travel and accommodation	81	22	114	24	241
Operating expenses total	$4,962	$639	$1,394	$421	$7,416
Fair value adj. of non-current assets (non-cash) (Notes 8 & 10)					10,361
Loss from operational activities					$17,777

	For the year ended December 31, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$347	$98	$63	$1	$509
Consultants	227	61	120	-	408
Depreciation (non-cash)	168	152	-	-	320
Directors fees	294	-	-	-	294
Investor relations and marketing communications	-	1	1,333	-	1,334
Professional fees	1,298	-	-	-	1,298
Legal expenses	1,120	-	-	-	1,120
Salaries	1,174	318	393	319	2,204
Share-based payments (non-cash) (Note 14(d))	1,235	312	265	186	1,998
Transfer agent and filing fees	368	-	44	-	412
Travel and accommodation	34	18	29	3	84
Operating expenses total	$6,265	$960	$2,247	$509	$9,981
Fair value adj. of non-current assets (non-cash)					24,304
Loss from operational activities					$34,285

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16. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2022 and December 31, 2021 is as follows: Canada - $251,941,000 (December 31, 2021 - $209,739,000) and USA - $132,000 (December 31, 2021 - $226,000).

17. INCOME TAXES

	Year ended December 31, 2022	Year ended December 31, 2021
Net loss before income tax	$16,588	$38,350
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	4,479	10,356
Tax effect of:
Permanent differences and other	1,557	(2,166)
Investment in Treasury Metals	(1,324)	(3,878)
Investment in PC Gold	(201)	2,169
Flow-though eligible expenditures	(327)	-
Share issued costs	73	-
Difference in tax rates in foreign jurisdictions	1	-
Flow-through share premium liability	309	-
Changes in unrecognized deferred tax assets	(4,023)	(6,481)
Income tax recovery	$309	$-

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and the same taxation authority.

No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

Recognized deferred income tax assets (liabilities) are arising from:

	December 31, 2022	December 31, 2021
Non-capital loss carryforwards	$3,115	$2,969
Mineral properties	(3,033)	(2,379)
Mineral property investments	(82)	(590)
Total	$-	$-

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17. INCOME TAXES (continued)

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31, 2022	December 31, 2021
Non-capital loss carryforwards	$51,574	$50,144
Investment in Treasury Metals	30,408	20,497
Investment in PC Gold	14,428	14,430
Investment in Big Ridge	2,241	694
Silver Stream derivative liability	9,985	8,927
Investment tax credits	5,209	5,209
Other	1,519	1,432
Undeducted financing costs	217	1,398
Property and equipment	1,057	986
Mineral properties	1,997	2,404
Capital loss carryforwards	31,820	16,267
Total	$150,455	$122,388

As at December 31, 2022, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $63,256,000 (2021 - $61,266,000) which expire between the years 2025 and 2041, unrecognized Canadian capital loss carryforwards of approximately $31,820,000 (2021 - $13,644,000) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,209,000 (2021 - $5,209,000) which expire between the years 2026 and 2034.

18. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers. Key management consists of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2022 and 2021 is as follows:

Service or Item	Year ended December 31,
	2022	2021
Directors’ fees	$296	$294
Salaries and consultants’ fees	2,089	2,188
Share-based payments (non-cash)	1,669	1,128
Total	$4,054	$3,610

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19. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2022, the significant non-cash investing and financing transactions were as follows:

●	79,164,460 common shares issued with a value of $17,391,000 in connection with the Duparquet acquisition (Note 4);
●	4,708,127 common shares issued with a value of $1,250,000 in connection with other mineral property acquisitions;
●	Received 1,544,944 common shares of Westward Gold Inc. in connection with the Earn-In Agreement associated with the Turquoise Canyon Project in Nevada, USA (initial recognition - $110,000, December 31, 2021 – nil) (Note 5); and
●	Received 15,000,000 common shares of Big Ridge Gold Corp. (initial recognition - $2,175,000, December 31, 2021 – nil) in connection with the Big Ridge Earn-In Agreement (Note 10).

During the year ended December 31, 2021, the significant non-cash investing and financing transactions were as follows:

●	1,107,035 common shares issued with a value of $385,000 in connection with mineral property acquisitions;
●	Received 287,300 common shares of First Majestic in connection with the Silver Purchase Agreement (initial recognition - $5,631,000, December 31, 2021 – nil) (Note 11); and
●	Received 100,000,000 common shares of Auteco (initial recognition - $8,640,000, December 31, 2021 – $6,720,000) in connection with the Auteco Earn-In Agreement (Note 8).

20. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at December 31, 2022 and was therefore considered to be Level 1.

As the Auteco Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3.

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20. FAIR VALUE (continued)

The fair value of the Option – Pickle Crow Gold Project as at December 31, 2022 was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	December 31, 2022				December 31, 2021
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Note 5)	$184	$184	$-	$-	$13,386	$13,386	$-	$-
Mineral property investments	-	-	-	-	6,435	-	-	6,435
Financial liabilities:
Silver Stream derivative liability (Note 11(b))	27,171	-	-	27,171	26,114	-	-	26,114
Option – PC Gold (Note 7(d))	$5,216	$-	$-	$5,216	$4,347	$-	$-	$4,347

During the year ended December 31, 2022, there has been a transfer out of level 3 in the fair value hierarchy related to the Company’s acquisition of the remaining 90% interest in each of 269 Canada, 258 Manitoba and Beattie Gold requiring a reclassification from Mineral Property Investments to Mineral Properties.

The classification of the financial instruments as well as their carrying values as at December 31, 2022 and 2021 is shown in the table below:

At December 31, 2022
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$13,558	$-	$-	$13,558
Current accounts and other receivables	499	-	-	499
Investments	-	184	-	184
Mineral property investments	-	-	-	-
Total financial assets	$14,057	$184	$-	$14,241

Financial liabilities:
Accounts payable and accrued liabilities	$2,847	$-	$-	$2,847
Option – PC Gold	-	5,216	-	5,216
Silver Stream derivative liability	-	27,171	-	27,171
Total financial liabilities	$2,847	$32,387	$-	$35,234

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20. FAIR VALUE (continued)

At December 31, 2021
	Amortized Cost	FVTPL	FVTOCI	Total
Financial assets:
Cash and cash equivalents	$29,516	$-	$-	$29,516
Current accounts and other receivables	604	-	-	604
Investments	-	8,400	4,986	13,386
Mineral property investments	-	-	6,435	6,435
Total financial assets	$30,120	$8,400	$11,421	$49,941

Financial liabilities:
Accounts payable and accrued liabilities	$4,491	$-	$-	$4,491
Option – PC Gold	-	4,347	-	4,347
Silver Stream derivative liability	-	26,114	-	26,114
Total financial liabilities	$4,491	$30,461	$-	$34,952

21. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)    Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments designated as FVTPL had been 10% higher or lower as at December 31, 2022, net loss for the year ended December 31, 2022 would have decreased or increased, respectively, by $nil (2021 – $840,000), as a result of changes in the fair value of equity investments. If the fair value of our investments in equity instruments designated as FVTOCI had been 10% higher or lower as at December 31, 2022, other comprehensive income (loss) for the year ended December 31, 2021 would have decreased or increased, respectively, by approximately $18,000 (2021 – $1,142,000), as a result of changes in the fair value of equity investments.

35

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Foreign Currency Risk

As at December 31, 2022, the Company held USD denominated cash and cash equivalents of $10,992,000 (2021 - $2,117,000). The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by seeking to optimize the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2022 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$2,847	$2,847	$2,847	$-	$-	$-
Lease liability	315	350	168	182	-	-

36

21. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

As at December 31, 2022, the Company held cash and cash equivalents of $13,558,000 (December 31, 2021 - $29,516,000). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

22. SUBSEQUENT EVENTS

a) Incentive Grants

Subsequent to December 31, 2022, the Company granted the following incentive grants:

Stock Options

The Company granted 16,075,000 stock options to Directors, Officers, employees and consultants of the Company under the terms of its share-based compensation plan. The stock options have a weighted average exercise price of $0.19 per share and are exercisable for a period of five years from the grant date.

RSUs

The Company granted 2,817,045 RSUs to Officers of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

DSUs

The Company granted 450,000 DSUs to Directors of the Company under the terms of its share-based compensation plan. The awards have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

PSUs

The Company granted 4,900,000 PSUs to Officers and employees of the Company under the terms of its share-based compensation plan. The awards vest over a three-year period and will be settled in equity upon vesting. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

b) Cancelled Stock Options and RSUs

Subsequent to December 31, 2022, the Company cancelled 930,000 unvested incentive stock options and 330,002 unvested RSUs related to the departure of employees.

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22. SUBSEQUENT EVENTS (continued)

c) Quebec Claims

Subsequent to December 31, 2022, the Company entered into an agreement to acquire property adjacent to the Company’s Duparquet Gold Project from IAMGold Corporation for total consideration of:

■	2.5 million First Mining common shares issued upon closing of the transaction;
■	The granting of a 1.5% net smelter return royalty on the property;
■	A future contingent payment of $500,000, in cash or First Mining common shares, on the declaration of a minimum of 350,000 koz gold resource on the property; and
■

A future contingent payment of $1,000,000, in cash or First Mining common shares, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

d) Notice of Non-Compliance

On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance (the “Non-Compliance Notice”) from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding certain historic hazardous material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue, and it will be filing an initial management plan with MELCCFP by March 31, 2023. Pursuant to the Non-Compliance Notice, MELCCFP may issue an administrative penalty of $10,000 against the Company, but no such penalty has been issued to date.

e) Royalty Sale

On February 21, 2023, the Company sold its non-core royalty portfolio to Elemental Altus Royalties Corp. (“Elemental Altus”) for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus. The royalty portfolio sale was comprised of 19 royalties across four countries and included a 2.0% NSR royalty on the Pickle Crow Gold Project and a 1.5% NSR royalty on the Hope Brook Gold Project.

38